EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in Form 6-K for the six months ended June 30, 2025. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors detailed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

Business Overview

ZJK Industrial Co., Ltd., (“Zhongjinke,” the “Company”) is a holding company incorporated in the Cayman Islands on May 11, 2022. We have no material operations of our own, and conducts substantially all of our operations through Shenzhen Zhongjinke Hardware Products Co., Ltd., which we refer to as “Zhongjinke Shenzhen,” Zhongke Precision Components (Guangdong) Co., Ltd. and our other subsidiaries. We, through operating through the consolidated subsidiaries in the People’s Republic of China (the “PRC” or “China”), are a high-tech enterprise specialized in manufacturing and sale of precision fasteners, structural parts and other precision metal parts products applied in intelligent electronic equipment and new energy vehicles. With about twelve-year involvement in precision metal parts manufacturing industry, we have a professional team, a series of highly automated and precise manufacturing equipment, stable and strong customer group, and complete quality management systems. We mainly offer: (i) standard screws; (ii) precision screws and nuts; (iii) high-strength bolts and nuts; (iv) turning and Computer Numerical Control machining parts; (v) Surface Mounting Technology for miniature parts packaging; (vi) technology service for research and development from professional engineering team. Our headquarter is located in Shenzhen, China.

 Key Factors that Affect Results of Operations

We believe the key factors affecting the Company’s financial condition and results of operations include the following:

●	We may not manage our growth strategy effectively, and our growth, financial condition, results of operations and profitability may suffer.

●	We may not effectively innovate or create new solutions which align with changing market and customer demand.

●	Increases in our raw material, energy costs or labor costs could affect our profitability and other financial results.

●	Technology and manufacturing techniques are crucial to our production. Any harm to technology and manufacturing techniques could affect results of operation.

●	Any harm to our reputation or failure to enhance our brand recognition may affect our business, financial condition and results of operations.

The factors mentioned above do not list all the material risk factors that may affect our financial condition and results of operations. The above-mentioned risks and others are discussed in more detail in the caption “Item 3. Key Information—D. Risk Factors” of the annual report filed on April 28, 2025 with the SEC.

Results of Operations

Comparison of Results of Operations for the Six Months Ended June 30, 2024 and 2025

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the periods presented. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this period indicate. The results of operations in any period are not necessarily indicative of our future trends.

(Amounts expressed in U.S. dollars, except share data and per share data, or otherwise noted)

	For the six months ended June 30,		Variance
	2024	2025	Amount	%
Revenues	$16,229,954	$24,703,260	$8,473,306	52.21%
Cost of revenues	(8,672,352)	(12,383,783)	(3,711,431)	42.80%
Gross profit	7,557,602	12,319,477	4,761,875	63.01%
General and administrative expenses	(1,224,664)	(2,690,131)	(1,465,467)	119.66%
Selling and marketing expenses	(1,177,918)	(3,555,816)	(2,377,898)	201.87%
Research and development costs	(238,779)	(212,193)	26,586	(11.13)%
Income from operations	4,916,241	5,861,337	945,096	19.22%
Total other income, net	1,257,148	1,910,538	653,390	51.97%
Income before income tax provision	6,173,389	7,771,875	1,598,486	25.89%
Income tax provision	(744,853)	(1,931,362)	(1,186,509)	159.29%
Net income	5,428,536	5,840,513	411,977	7.59%
Net income/(loss) attributable to non-controlling interests	1,625	(10,569)	(12,194)	(750.40)%
Net income attributable to Company’s shareholders	$5,426,911	$5,851,082	$424,171	7.82%

Revenues

Our revenues mainly represent revenues from product sales. For the six months ended June 30, 2024 and 2025, our total revenues were US$16.23 million and US$24.7 million, respectively. Revenues generated from customers in China accounted for 86.50% and 87.91% of the total revenue for the six months ended June 30, 2024 and 2025, respectively.

Our revenues from sales of hardware products increased by US$8.47 million or approximately 52.21% to US$24.7 million for the six months ended June 30, 2025 from US$16.23 million for the six months ended June 30, 2024. The increase was mainly due to the sales volume of our products for the six months ended June 30, 2025 increased by 44.27% compared to that for the six months ended June 30, 2024, with a slightly increase in average unit sales price of our products.

For turned parts, the sales volume and the average sales unit price for the six months ended June 30, 2025 increased by 33.13% and 13.68%, respectively, compared to that for the six months ended June 30, 2024, contributing an increase of US$3.97 million in revenue. The sales volume and the average sales unit price of turned parts increased mainly due to the growing demand from customers whose projects required stricter precision and quality requirements in the first half of 2025. For screws products, the sales volume for the six months ended June 30, 2025 increased by 45.59% with a slightly decrease in average unit sales price, compared to that for the six months ended June 30, 2024, contributing an increase of US$2.69 million in revenue. For stamping parts, the sales volume for the six months ended June 30, 2025 increased by 177.47% with a slightly decrease in average unit sales price, compared to that for the six months ended June 30, 2024, contributing an increase of US$1.54 million in revenue. The sales volume of both screws products and stamping parts increased mainly due to a price reduction strategy to maintain customer order share in the first half of 2025.

Cost of revenues

Cost of revenues mainly consists of (i) raw materials, (ii) direct and indirect labor and related benefits, and (iii) manufacturing overhead that is directly attributable to the production process.

Our cost of revenues increased by 42.8% from US$8.67 million for the six months ended June 30, 2024 to US$12.38 million for the six months ended June 30, 2025, which was mainly due to the increasing sales volume of our products.

Gross profit and gross profit margin

Gross profit represents our net revenues less cost of revenues. Our gross profit margin represents our gross profit as a percentage of our net revenues.

The following table sets forth the overall gross profit margin:

	For the six months ended June 30,		Variance
	2024	2025	Amount	%
Revenues	$16,229,954	$24,703,260	$8,473,306	52.21%
Cost of revenues	(8,672,352)	(12,383,783)	(3,711,431)	42.80%
Gross profit	$7,557,602	$12,319,477	$4,761,875	63.01%
Gross profit margin	46.57%	49.87%	3.30%	7.09%

Gross profit increased by US$4.76 million or approximately 63.01%, to US$12.32 million for the six months ended June 30, 2025 from US$7.56 million for the six months ended June 30, 2024. Our gross profit increased mainly due to the increased sales volume of our hardware products.

The gross profit margin slightly increased to 49.87% for the six months ended June 30, 2025 from 46.57% for the six months ended June 30, 2024, mainly attributable to (i) an increase in average unit sales price of our products, driven by higher sales volume of stricter precision and quality requirements products; (ii) a decrease in average unit cost of our products due to the improvement of our production technology and the increased sales volume of our self-manufactured products.

General and administrative expenses

General and administrative expenses primarily consist of (i) professional service fees, (ii) salaries and benefits for administrative personnel, and (iii) office expenses.

The general and administrative expenses increased by US$1.47 million or approximately 119.66%, to US$2.69 million for the six months ended June 30, 2025 from US$1.22 million for the six months ended June 30, 2024, which was primarily attributable to (i) an increase of US$0.85 million in professional service fees, primarily including increased legal fees related to our follow-on offering, and increased consulting fees for strategic growth initiatives in North America, (ii) an increase of US$0.3 million in salaries and benefits for administrative personnel due to an increase of employee headcounts resulting from our business growth, and (iii) an increase of US$0.13 million in office expenses, primarily driven by higher headcount, which led to greater demand for office supplies and related expenses.

Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) sales commission paid to generate sales and expand the market, (ii) salaries and benefits for sales and marketing personnel, and (iii) freight for selling activities.

The selling and marketing expenses increased by US$2.38 million or approximately 201.87%, to US$3.56 million for the six months ended June 30, 2025 from US$1.18 million for the six months ended June 30, 2024, which was primarily due to (i) an increase of US$1.97 million in sales commission resulting from business expansion into markets such as North America, Singapore, and Taiwan, China, (ii) an increase of US$0.2 million in salaries and benefits for sales and marketing personnel due to higher headcounts to support our business expansion, and (iii)an increase of US$0.12 million in freight costs for sale of products reflecting expanded overseas shipping demands.

Research and development expenses

Research and development expenses primarily include (i) salaries and benefits for research and development personnel, (ii) depreciation expenses , and (iii) material consumption.

The research and development expenses decreased by US$0.03 million or approximately 11.13%, to US$0.21 million for the six months ended June 30, 2025 from US$0.24 million for the six months ended June 30, 2024, which was primarily attributable to the decrease in material consumption as certain of our product development projects were still in the design stage and has not started trial production.

Income from operations

As a result of the foregoing, our income from operations increased by US$0.94 million or approximately 19.22%, to US$5.86 million for the six months ended June 30, 2025 from US$4.92 million for the six months ended June 30, 2024.

Other income, net

Other income, net mainly includes (i) share of profits from equity method investment, (ii) interest income, and (iii) currency exchange gain.

Other income, net increased by US$0.65 million, or approximately 51.97%, to US$1.91 million for the six months ended June 30, 2025 from US$1.26 million for the six months ended June 30, 2024, which was primarily attributable to (i) an increase of US$0.32 million in investment income from long-term equity investment in PSM-ZJK Fasteners (Shenzhen) Co., Ltd, (ii) an increase of US$0.11 million in income from disposal of scrap materials, and (iii) an increase of US$0.11 million in interest income from structured deposits and time deposits, (iv) an increase of US$0.1 million in currency exchange gain.

Income tax provision

The provision for income taxes increased by US$1.19 million, or approximately 159.29%, to US$1.93 million for the six months ended June 30, 2025 from US$0.74 million for the six months ended June 30, 2024, mainly due to an increase of taxable income and non-deductible expenses in the first half of 2025 compared to those in the first half of 2024.

Net income

As a result of the foregoing, our net income increased by US$0.41 million, or approximately 7.59%, to US$5.84 million for the six months ended June 30, 2025 from US$5.43 million for the six months ended June 30, 2024.

B. Liquidity and Capital Resources

Primary Sources of Liquidity

Our primary sources of liquidity consist of existing cash and cash equivalents, cash flows from our operating activities and availability under our loan arrangements with banks and certain third-party individuals. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of our products to our customers at margins sufficient to cover fixed and variable expenses.

As of June 30, 2025, we had cash and cash equivalents of US$14.45 million, positive working capital of US$25.94 million and total equity of US$37.12 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, the ability to generate sufficient revenue in the future, our operating and capital expenditure commitments, and our ability to raise funds through certain financing measures such as bank borrowing.

We finance our operations through our initial public offering and short-term loans provided by banks in China, as presented in Note 16 Ordinary Shares and Note 9 Short-term Bank Borrowings of our unaudited condensed consolidated financial statements. As of June 30, 2025, we had a total of US$1.31 million outstanding short-term loans provided by banks bear a weighted average interest rate of 2.76% per annum.

We do not have any amounts committed to be provided by our related parties. We are not dependent upon this offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business by investing in manufacturing facilities, expanding sales network in North America, Singapore, and Taiwan, China and potential acquisition of or investment in businesses in the field of fasteners. We will need to raise more capital through financing, including our public offering and bank borrowing, to implement these growth strategies and strengthen our position in the market.

Based on current operating plan, our management believes that the above-mentioned measures collectively will provide sufficient liquidity for us to meet our future liquidity and capital requirement for at least next twelve months from the date of this report.

Cash Flows

Comparison of Cash Flows for the Six Months Ended June 30, 2024 and 2025

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,		Variance
	2024	2025	Amount	%
Net cash provided by operating activities	$7,725,482	$2,480,916	$(5,244,566)	(67.89)%
Net cash (used in)/provided by investing activities	(318,496)	125,747	444,243	(139.48)%
Net cash (used in)/provided by financing activities	(470,957)	64,955	535,912	(113.79)%
Effect of exchange rate changes	(573,631)	211,903	785,534	(136.94)%
Net change in cash and cash equivalents	$6,362,398	$2,883,521	$(3,478,877)	(54.68)%
Cash, cash equivalents and restricted cash at the beginning of period	3,901,772	13,052,455	9,150,683	234.53%
Cash, cash equivalents and restricted cash at the end of period	$10,264,170	$15,935,976	$5,671,806	55.26%

Operating Activities

For the six months ended June 30, 2025, our net cash provided by operating activities was US$2.48 million, which was primarily attributable to (i) our net income of US$5.84 million, (ii) an adjustment of added non-cash items of a net amount of US$0.53 million, mainly inclusive of share of income equity method investments, share-based compensation, depreciation and amortization, provision for inventories and other non-cash items, (iii) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase of US$1.15 million in income tax payable mainly due to an increase of taxable income and non-deductible expenses, and partially offset by (iv) changes in working capital that negatively affected the cash flow from operating activities, primarily including (a) an increase of US$2.62 million in inventories due to the expansion of our sales scale and the increase of our stock level, (b) a total decrease of US$2.29 million in accounts payable and notes payable mainly for the growth in our sales volume, which led to an increase in procurement; (c) a total increase of US$0.35 million in accounts receivable and accounts receivable-due from related parties mainly for the increase in sales of products sold to both third parties and related parties.

For the six months ended June 30, 2024, our net cash provided by operating activities was US$7.73 million, which was primarily attributable to (i) our net income of US$5.43 million, (ii) an adjustment of deducted non-cash items of a net amount of US$0.59 million, mainly inclusive of share of income equity method investments, depreciation and amortization, and other non-cash items, (iii) changes in working capital that positively affected the cash flow from operating activities, primarily including a total decrease of US$6.40 million in accounts receivable and accounts receivable-due from related parties mainly due to the collection of account receivables in first half of 2024 which primarily from the sales in the second half of 2023, and partially offset by (iv) changes in working capital that negatively affected the cash flow from operating activities, primarily including (a) an increase of US$2.21 million in inventories due to the expansion of our sales scale and we increase our stock level, and (b) a total decrease of US$1.20 million in accounts payable and notes payable for the repayments to suppliers for raw materials purchased.

Investing Activities

For the six months ended June 30, 2025, our net cash provided by investing activities was US$0.13 million which was primarily attributable to (i) proceeds from the dividends received from long-term investment of US$1.35 million, (ii) proceeds from short-term investments of US$0.29 million, (iii) collection of loans to related parties of US$0.18 million, and partially offset by (iv) the expenditure for purchasing of machinery and equipment and leasehold improvement of US$1.35 million, (v) loans to related parties of US$0.31 million.

For the six months ended June 30, 2024, our net cash used in investing activities was US$0.32 million which was primarily attributable to expenditure for the purchase of machinery and equipment of US$0.29 million.

Financing Activities

For the six months ended June 30, 2025, our net cash provided by financing activities was US$0.06 million, which was primarily attributable to (i) proceeds of US$1.38 million from short-term bank borrowings, and offset by (ii) repayments of short-term bank borrowings of US$1.32 million.

For the six months ended June 30, 2024, our net cash used in financing activities was US$0.47 million, which was primarily attributable to (i) repayment of loans from related parties of US$0.22 million, (ii) payments of US$0.15 million in deferred initial public offering (“IPO”) costs, (iii) repayment of machinery and equipment financing lease liabilities of US$0.14 million, (iv) repayment of long-term debts of US$0.03 million, and was offset by a net impact of US$0.06 million cash inflow in relation to proceeds/repayment of short-term bank borrowings.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the construction of plant and purchase of fixed assets for our business expansion. Our capital expenditures amounted to US$0.29 million and US$1.39 million for the six months ended June 30, 2024 and 2025, respectively. We plan to fund our future capital expenditures with our existing cash and cash equivalents balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2025:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank borrowing	$1,312,189	$1,312,189	$—	$—	$—
Operating lease commitments	981,501	432,730	511,386	32,044	5,341
Related party loans	139,595	139,595	—	—	—
Capital commitment	999,980	999,980	—	—	—
Total	$3,433,265	$2,884,494	$511,386	$32,044	$5,341

Other than those shown above, we did not have any significant capital and other commitments as of June 30, 2025.

Off-balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Trend Information

Other than as disclosed herein, we are not aware of any trends, uncertainties, demands, commitments or events as of June 30, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

D. Critical Accounting Policies and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the unaudited condensed consolidated financial statements.

The preparation of unaudited condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements, the reported amounts of revenue and expenses during the reporting period, and the related disclosures in the unaudited condensed consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in “Note 2—Summary of Significant Accounting Policies” of our unaudited condensed consolidated financial statements for the reporting period, included elsewhere in this registration statement, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) Accounts receivable, net, (ii) Inventories, net, (iii) Property, plant and equipment, net, (iv) Long-term investment, (v) Revenue recognition and (vi) Income taxes. While we believe our judgments, estimates and assumptions are reasonable, we are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our unaudited condensed financial statements.

Also, we are emerging growth company as defined by JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of extended transition periods for complying with new or revised accounting standards. This allows us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We elected to take advantage of the extended transition periods.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with US GAAP requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We based on the estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in our unaudited condensed consolidated financial statements include, but not limited to revenue recognition, allowance for credit losses, inventory write-down, the useful lives and impairment of long-lived assets and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

Accounts receivable, net

On January 1, 2023, we adopted FASB ASC Topic 326 -” Financial Instruments - Credit losses (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. We adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 on our unaudited condensed consolidated financial statements was immaterial.

Accounts receivable is stated net of provision of credit losses. We have developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. We consider historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

As of June 30, 2025, 94.91% of accounts receivable was within 180 days, 4.11% accounts receivable was between 180 days to 360 days, the remaining 0.98% of accounts receivable was over one year. As of September 4, 2025, 43.47% of accounts receivable balance has been collected subsequently.

As of June 30, 2025, 100% of accounts receivable – related parties were within 180 days. As of September 4, 2025, 63.68% of accounts receivable - related parties has been collected subsequently.

Inventories, net

Inventories are stated at the lower of cost or realizable value. Cost is principally determined on the weighted average basis.

We periodically perform an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write off of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

Property, plant and equipment, net

Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight-line method based on the estimated useful lives and residual value of the assets as follows:

Category	Useful lives	Estimated residual value
Buildings	20 years	5%
Machinery and equipment	10 years	10%
Motor Vehicles	5 years	10%
Furniture and fixtures	5 years	5%
Electronic office equipment	3 years	5%

Major improvements are capitalized and expenditures for maintenance and repairs as incurred. Construction in progress represents property, plant and equipment under construction or being installed. Costs include original cost, installation, construction and other direct costs. Interest expenses directly related to construction in progress would be capitalized. Construction in progress is transferred to the appropriate fixed asset account and depreciation commences when the asset has been substantially completed and placed in service.

Long-term investment

The investments for which we have the ability to exercise significant influence are accounted for under the equity method. Under the equity method, we initially record its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the combined balance sheets. We subsequently adjust the carrying amount of the investment to recognize our proportionate share of each equity investee’s net income or loss into combined statements of operations and comprehensive income after the date of acquisition.

We make an assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. We recognize an impairment loss equal to the difference between the carrying value and fair value in the combined statements of operations and comprehensive income if any.

Revenue recognition

Product sales

Effective with the adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”) on January 1, 2020, we recognize revenue when our customer obtains control of promised goods in an amount that reflects the consideration which we expect to receive in exchange for those goods. To determine revenue recognition for the arrangements that our determines are within the scope of Topic 606, we perform the following five steps:

(1) identify the contract(s) with a customer,

(2) identify the performance obligations in the contract,

(3) determine the transaction price,

(4) allocate the transaction price to the performance obligations in the contract and

(5) recognize revenue when (or as) the entity satisfies a performance obligation.

Product revenue recognition

Our revenue from contracts with customers is derived from product revenue principally from the sales of metal stamping and mechanical original equipment manufacturer (“OEM”) and electric OEM products directly to other consumer electronics product manufacturers. We sell goods to the customer under sales contracts or by purchase orders. We have determined there to be one performance obligation for each of the sales contracts and purchase orders. The performance obligations are considered to be met and revenue is recognized at a point in time when the customer obtains control of the goods. We have three major goods delivery channels, included:

1)	Delivering goods to customers’ predetermined location, we have satisfied the contracts’ performance obligations when the goods have been delivered and relevant shipping documents have been collected by us;
2)	Picking up goods by customers in our warehouse, we have satisfied the contracts’ performance obligations when the goods have been picked up and the acceptance document has been signed by the customers; and
3)	Picking up goods by customers in the Vendor Managed Inventory (“VMI”) warehouse, we satisfied the contracts’ performance obligations when the goods have been picked up and we confirmed the amounts used by customers with clean reply received.

For products picked up by customers in the VMI warehouse, we are primarily responsible for the contract as we have the supplier discretion when executing orders and we are the only party that have a contractual relationship with customers. We establish and obtain substantially all of the benefits from transactions, i.e. considerations paid by customers. Therefore, we conclude that we obtain control the of the products pursuant to ASC 606-10-55-37A(a). We consider ourselves to be the principal in the transactions on the basis that we are primary responsible to fulfill the promise and have the price discretion, pursuant to ASC 606-10-55-39.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of sales return, surcharges and value-added tax of gross sales.

Our payment terms are all within 180 days and its sales arrangements do not have any material financing components.

A contract asset is recorded when we have transferred products or services to the customer before payment is received or is due, and our right to consideration is conditional on future performance in the contract. We did not recognize any contract asset as of June 30, 2024 and 2025. The timing between the recognition of revenue and receipt of payment is not significant. A contract liability exists when we have received consideration but has not transferred the related goods or services to the customer. We did not recognize any contract liabilities as of June 30, 2024 and 2025.

Return Rights & Warranty

We generally provide warranty period of one year and customers are required to perform product quality check upon acceptance of delivery. The warranty covers only production defects and offers to replace the defective products with new products during warranty period. Customers do not have the option to purchase the warranty separately, nor the warrant provides a service in addition to assurance. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. We did not accrue any liability related to the product return for any product quality issue on the unaudited condensed consolidated balance sheets as of June 30, 2024 and 2025.

Principal vs agent accounting

We record all product revenue on a gross basis. To determine whether we are an agent or principal in the sales of products, we consider the following indicators: we are primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers and has discretion in establishing the price of the specified goods.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. We record a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest related to unrecognized tax benefits and penalties, if any, within income tax expenses.

There was no uncertain tax positions for the six months ended June 30, 2024 and 2025.